UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 58)*

Keystone Consolidated Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

493422 30 7
(CUSIP Number)

BOBBY D. O’BRIEN
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2013
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,937,982
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,937,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,937,982
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,951,439
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,951,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 58
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5 and 6 of this Statement are hereby amended or supplemented as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of the private purchases of Shares not on the open market, which purchases have increased the percentage of outstanding Shares the Reporting Persons own in the aggregate by more than one percent on April 17, 2013.

Item 2.	Identity and Background.

There is no change to the prior disclosure under this item except for the following.

(a)           This Statement is filed by:

•	Contran Corporation (“Contran”) as a direct holder of Shares; and

•	by virtue of his position with Contran (as described in this Statement), Harold C. Simmons (collectively, the “Reporting Persons”)

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Contran and Mr. Simmons’ wife are the direct holders of approximately 90.4% and 0.1%, respectively, of the 12,101,932 Shares outstanding as of April 17, 2013 according to information furnished by the Company (the “Outstanding Shares”).  Contran may be deemed to control the Company.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Mr. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

Mr. Simmons is chairman of the board of Contran.  By virtue of the holding of this office, the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran and the Company and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares directly held by Contran and his wife.  However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned by either of them.

Certain information concerning the directors and executive officers of Contran, including offices held by Mr. Simmons, is set forth on Schedule A attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended or supplemented as set forth below.

From April 17, 2013 to April 22, 2013, Contran purchased (the “Purchases”) an aggregate of 287,606 Shares at $9.00 per share in privately negotiated transactions, for which no brokerage commissions were incurred.  Contran used available cash to pay for the Purchases.  For more details on the Purchases, see Item 5(c) of this Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended or supplemented as set forth below.

Contran made the Purchases in order to increase its equity interest in the Company.  Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, stock market and general economic conditions), the Reporting Persons or other persons or entities that may be deemed to be related to them, may in the future from time to time purchase Shares, and they or other entities that may be deemed to be related to them may from time to time dispose of all or a portion of the Shares held by such persons or entities, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

As a result of the Purchases, Contran’s ownership interest in the Company has increased to 90.4%.  Ownership of at least 90% of the outstanding Shares allows Contran to terminate the Company’s status as a publicly held company by effecting a short-form merger pursuant to Section 253 of the Delaware General Corporation Law. Contran is currently considering the possibility of effectuating a short-form merger and may determine to move forward with such a transaction in the near future.  However, no final decision in this regard has been made and there can be no assurance that Contran will determine to proceed with such a merger.

As described herein, Mr. Simmons, through Contran, may be deemed to control the Company.

The persons named in Schedule A to this Statement are officers and/or directors of Contran and may acquire Shares from time to time.

Except as described in this Statement, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                 Interest in Securities of the Issuer

There is no change to the prior disclosure under this item except for the following.

(a)           The following entities or persons directly hold the following Shares:

Reporting Person	Shares Directly Held

Contran	10,937,982
Annette C. Simmons	13,457
Total	10,951,439

By virtue of the relationships described under Item 2 of this Statement, Mr. Simmons may be deemed to be the beneficial owner of the 10,951,439 Shares (approximately 90.5% of the Outstanding Shares) that Contran and his wife directly hold.  Mr. Simmons disclaims beneficial ownership of any Shares that he does not hold directly.  Mrs. Simmons disclaims beneficial ownership of any Shares that she does not hold directly.

(b)           By virtue of the relationships described under Item 2 of this Statement:

(1)           Contran and Mr. Simmons may be deemed to share the power to vote and direct the disposition of the 10,937,982 Shares (approximately 90.4% of the Outstanding Shares) that Contran holds directly; and

(2)           Mr. Simmons and his wife may be deemed to share the power to vote and direct the disposition of the 13,457 Shares (approximately 0.1% of the Outstanding Shares) that his wife holds directly.

The Reporting Persons understand, based on ownership filings with the Commission or upon information provided by the persons listed on Schedule A to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule B to this Statement.

(c)           The table below sets forth transactions in the Shares by the Reporting Persons since February 16, 2013, which is 60 days prior to the April 17, 2013 event date that requires the filing of this Statement.  The only Reporting Person to have transactions in the Shares during this period is Contran.  The only transactions in the Shares during this Period are the Purchases.

Date	Number of Shares Purchased	Price Per Share ($) (exclusive of commissions)

04/17/13	148,400	$9.00
04/17/13	51,600	$9.00
04/17/13	67,923	$9.00
04/17/13	10,000	$9.00
04/22/13	9,683	$9.00

(d)           Contran and Mr. Simmons’ wife each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares it or she directly holds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There is no change to the prior disclosure under this item except for the following.

The information included in Item 4 of this Statement is hereby incorporated herein by reference.

Other than disclosed in this Statement, none of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such  securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 22, 2013

Contran Corporation

By:       /s/ Steven L. Watson
Steven L. Watson
President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 22, 2013

/s/ Harold C. Simmons
Harold C. Simmons, Individually

SCHEDULE A

The names of the directors and executive officers of Contran and their present principal occupations are set forth below.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president-real estate of Contran.

Robert D. Graham
Vice president of Contran and Valhi, Inc., a publicly held subsidiary of Contran (“Valhi”); vice president and general counsel of NL Industries, Inc. (“NL”), a publicly held subsidiary of Valhi; executive vice president and chief administrative officer of Kronos Worldwide, Inc. (“Kronos Worldwide”), a publicly held subsidiary of Valhi.

J. Mark Hollingsworth	Vice president and general counsel of Keystone Consolidated Industries, Inc. (the “Company”), Contran, CompX International Inc., a publicly held subsidiary of NL (“CompX”), and Valhi.

William J. Lindquist	Director and senior vice president of Contran; senior vice president of Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Vice president and secretary of CompX, Kronos Worldwide, NL and Valhi; and secretary of Contran.

Kelly D. Luttmer	Vice president and tax director of the Company and vice president and global tax director of CompX, Contran, Kronos Worldwide, NL and Valhi.

Bobby D. O’Brien	Vice president and chief financial officer of Contran and Valhi; and executive vice president of Kronos Worldwide.

Harold C. Simmons	Chairman of the board of Contran, Kronos Worldwide and Valhi; and chairman of the board and chief executive officer of NL.

John A. St. Wrba	Vice president and treasurer of Contran, Kronos Worldwide, NL and Valhi.

Gregory M. Swalwell	Vice president and controller of Contran and Valhi; executive vice president and chief financial officer of Kronos Worldwide; and vice president, finance and chief financial officer of NL.

Steven L. Watson	Director and president of Contran; vice chairman and chief executive officer of Kronos Worldwide; director, president and chief executive officer of Valhi; and a director of the Company, CompX and NL.

SCHEDULE B

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule A to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held (1)

L. Andrew Fleck	--0--

Robert D. Graham	--0--

J. Mark Hollingsworth	--0--

William J. Lindquist	--0--

A. Andrew R. Louis	--0--

Kelly D. Luttmer	--0--

Bobby D. O’Brien	--0--

Harold C. Simmons (2)	13,457

John A. St. Wrba	--0--

Gregory M. Swalwell	--0--

Steven L. Watson	--0--

(1)	There are no outstanding stock options to acquire Shares.

(2)
Comprises the 13,457 Shares held directly by his wife.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Mr. Simmons disclaims beneficial ownership of all Shares.